UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 26, 2022

Date of Report (Date of earliest event reported)

Lionheart III Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41011	36-4981022
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4218 NE 2nd Avenue, Miami, FL	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 573-3900

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one Redeemable Warrant	LIONU	The Nasdaq Capital Market LLC
Shares of Class A common stock included as part of the units	LION	The Nasdaq Capital Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of the Class A common stock at an exercise price of $11.50	LIONW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On July 26, 2022, Lionheart III Corp, a Delaware corporation (“Lionheart”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”) and a scheme implementation deed (“SID”) by and among Lionheart, Security Matters Limited, a publicly traded company on the Australian Securities Exchange (“ASX”)(“SMX”), Empatan Public Limited Company, a public limited company incorporated in Ireland (“Parent”), and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Business Combination Agreement

Subject to the terms and conditions set forth in the BCA, including the approval of Lionheart’s stockholders, the parties thereto will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things Merger Sub shall be merged with and into Lionheart with Lionheart continuing as a wholly owned subsidiary of Parent.

Scheme of Implementation Deed

Under the SID, SMX has agreed to propose a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and capital reduction (“Capital Reduction”) which, if implemented, will result in all shares in SMX being cancelled in return for the issue of ordinary shares of Parent (“Parent Shares”), with Parent then being issued shares in SMX (“SMX Shares”) (resulting in SMX becoming a wholly owned subsidiary of Parent), subject to SMX shareholder approval, Australian court approval and the satisfaction of various conditions.

In addition, SMX has agreed to propose an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”) which, if implemented, will result in the SMX options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for SMX Shares. Under the Scheme those shares will be cancelled and such participants receiving Parent Shares on the basis of the Scheme consideration, subject to SMX option holder approval, Australian court approval and the satisfaction of various conditions.

Consideration

Subject to the terms and conditions set forth in the BCA and the SID, SMX shareholders will receive consideration the Scheme of 1 Parent Share per 10.2432 SMX shares having an implied value of $10.00 per Parent Share and Parent will become the holder of all of the issued shares in SMX and Lionheart, with SMX being delisted from the ASX.

Under the BCA, Merger Sub will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Parent, with existing Lionheart stockholders and warrant holders receiving Parent Shares and warrants (“Parent Warrants”), as further described in the BCA, in exchange for their existing Lionheart shares and warrants, subject to Lionheart stockholder approval and the satisfaction of various other conditions.

Representations and Warranties

The BCA and SID, collectively, contain customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the BCA and the SID and their respective business operations and activities. The representations and warranties in the BCA and SID shall terminate and expire upon the occurrence of the closing of the transactions contemplated thereby Closing.

Covenants

The BCA and SID, collectively, contain customary covenants of the parties thereto, including: (a) the requirement to take all reasonable steps to consummate the Business Combination and the Scheme, (b) preparation and filing of a Registration Statement on Form F-4 with respect to the Parent Shares and Parent Warrants issuable in connection with the Business Combination, which Form F-4 will contain the proxy statement/prospectus for Lionheart stockholders (the “Proxy Statement/Prospectus”); (c) restrictions on the conduct of SMX’s and Lionheart’s respective businesses and (d) exclusivity provisions requiring (i) subject to certain exceptions, that each of SMX and Lionheart must ensure that neither it nor any of its representatives solicits, invites, facilitates, encourages or initiates enquiries, discussions or negotiations with any person concerning a SMX Competing Transaction (as defined in the SID) or Lionheart Competing Transaction (as defined in the SID), as the case may be.

Conditions to Closing

Consummation of the Business Combination is subject to conditions that are customary for a transaction of this type in the United States, including, among others: (a) there being no order, temporary restraining order, preliminary or permanent injunction, decree or ruling issued by a court of competent jurisdiction or governmental authority, enjoining, restraining or otherwise imposing a legal restraint on the consummation of the closing; (b) approval by Lionheart’s stockholders of certain proposals to be set forth in the Proxy Statement/Prospectus; (c) approval by SMX shareholders of the Scheme, (d) approval by an Australian court of the Scheme; (e) the Parent Shares and Parent Warrants to be issued pursuant to the BCA and the SID being approved for listing on the Nasdaq Capital Market; and (f) the Form F-4 containing the Proxy Statement/Prospectus being declared effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”).

Termination

The BCA and SID each include termination provisions.

The SID may be terminated under certain customary and limited circumstances prior to 8:00am on the Second Court Date (as defined in the SID), including: (a) by either party if the Scheme has not become Effective (as defined in the SID) on or before May 8, 2023 (the “End Date”); (b) by Lionheart if at any time prior to 8:00am on the Second Court Date any member of the SMX Board of Directors (i) fails to make, changes, withdraws or adversely modifies his or her recommendation in favor of the transaction or otherwise makes a public statement indicating that such director no longer supports the transaction or (ii) recommends, supports or endorses a SMX Competing Transaction, (c) by SMX if at any time prior to 8:00am on the Second Court Date any member of the Lionheart Board of Directors (i) fails to make, changes, withdraws or adversely modifies his or her recommendation in favor of certain proposals or otherwise makes a public statement indicating that such director no longer supports such proposals or (ii) recommends, supports or endorses a Lionheart Competing Transaction, (c) by Lionheart or SMX, on or prior to the Second Court Date, if the other party is in material breach of a term of the SID (other than a representation and warranty not being true) and such breach continues to exist 30 business days (or any shorter period ending on the Second Court Date) after notice thereof, (e) by SMX at any time prior to 8:00am on the Second Court Date if the SMX Board of Directors determinates, after giving effect to matching rights of Lionheart, that an SMX Competing Transaction is a SMX Superior Proposal (as defined in the SID), (f) under certain circumstances, when a condition to closing (including a condition regarding accuracy of each of SMX’s and Lionheart’s representations and warranties and the condition relating to approval of Lionheart stockholders ) is not satisfied, (h) if agreed in writing by Lionheart and SMX, and (g) if the BCA is terminated in accordance with its terms.

The BCA may be terminated under certain customary and limited circumstances prior to the Second Court Date, including (a) by mutual written consent of Lionheart and SMX, (b) by either Lionheart or SMX if the Effective Date has not occurred prior to the End Date, (c) by either Lionheart or SMX, as applicable, in each instance that a party is entitled to terminate the SID that is not otherwise addressed in the BCA, (d) by either Lionheart or SMX if Lionheart fails to obtain approval of certain proposals to be set forth in the Proxy Statement/Prospectus, (e) by either Lionheart or SMX if the SID has been terminated in accordance with its terms, (f) by Lionheart if SMX, Parent or Merger Sub has breached or failed to perform any of its covenants or agreements set forth in the BCA such that the condition requiring material compliance with covenants would not be satisfied (provided if such breach is curable by SMX, Parent or Merger Sub, Lionheart may not terminate the BCA pursuant to this provision for so long as SMX, Parent or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by Lionheart to SMX and the End Date) or (g) by SMX if Lionheart has breached or failed to perform any of its covenants or agreements set forth in the BCA such that the condition requiring material compliance with covenants would not be satisfied (provided if such breach is curable by Lionheart, SMX may not terminate the BCA pursuant to this provision for so long as Lionheart continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SMX to Lionheart and the End Date).

SMX is required to pay the Lionheart Break Fee (US$2,000,000) to Lionheart in certain circumstances, including: if during the Exclusivity Period (as defined in the SID) any SMX director: (i) fails to make, changes, withdraws or adversely modifies his or her recommendation in favor of the transaction or otherwise makes a public statement indicating that such director no longer supports the transaction or (ii) recommends, supports or endorses a SMX Competing Transaction, except in the case of (i) or (ii), in the event of the independent expert reporting that the transaction is not in the best interest of SMX shareholders, or where the SMX director is required to do so by a government authority; (iii) an SMX Competing Transaction (as defined in the SID) is announced before the Second Court Date and completes within 12 months after the date of the announcement, provided that where the SMX Competing Transaction involved the acquisition of interests in shares in SMX, interests in more than 50% of SMX shares must have been obtained and the transaction must be unconditional; (iv) Lionheart terminates the SID for material breach; or (v) failure of a condition precedent requiring SMX to secure cancellation agreements in respect of certain classes of options and convertible notes that it has on issue by 8.00 am on the Second Court Date. Lionheart is required to pay the SMX Break Fee (US$2,000,000) to SMX in certain circumstances including if during the Exclusivity Period any Lionheart director: (i) fails to make, changes, withdraws or adversely modifies his or her recommendation that Lionheart shareholders vote in favor of the Lionheart Proposals (as defined in the

SID) or otherwise makes a public statement indicating that such director no longer supports the Lionheart Proposals or (ii) recommends, supports or endorses a Lionheart Competing Transaction (as defined in the SID), except in the case of (i) or (ii), where the Lionheart director is required to do so by a government authority; (iii) or SMX terminates the SID for material breach. Subject to the payment of applicable termination fees under the SID, if the BCA is validly terminated, none of the parties will have any liability or any further obligation under the BCA with certain limited exceptions, including liability arising from willful and material breach or fraud.

Related Agreements

Lock-Up Agreements

Prior to the Second Court Date, certain shareholders will enter into lock-up agreements (each, a “Lock-up Agreement”) with the Parent pursuant to which, among other things, such shareholders will agree not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Parent Shares beneficially owned by such shareholders immediately following the closing (the “Lock-Up”), subject to certain exceptions set forth in each Lock-up Agreement, including the ability of the shareholders to pledge any such Parent Shares in connection with securing financing or otherwise. Certain directors and officers of SMX and Lionheart will enter into Lock-up Agreements that terminate upon the earlier to occur of (a) fourteen months after the Closing Date and (b) if, subsequent to the Closing Date, the Parent consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Parent’s shareholders having the right to exchange their Parent Shares for cash, securities or other property, provided that 10% of the Parent Shares will not be subject to the Lock-Up and 25% of the Parent Shares that are subject to the Lock-Up will no longer be subject to the Lock-Up if the Parent Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date. Lionheart Equities, LLC, Lionheart’s sponsor, and its members (other than those members who enter into the fourteen month Lock-up Agreement referenced above) will enter into Lock-up Agreements that terminate upon the earlier to occur of (a) six months after the Closing Date and (b) if, subsequent to the Closing Date, the Parent consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Parent’s shareholders having the right to exchange their Parent Shares for cash, securities or other property provided that 10% of the Parent Shares will not be subject to the Lock-Up and 25% of the Parent Shares will no longer be subject to the Lock-Up if the Parent Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date.

Amended and Restated Sponsor Agreement

Lionheart entered into an amended and restated Sponsor Agreement (the “A&R Sponsor Agreement”) with Lionheart Equities, LLC (the “Sponsor”) and certain directors and officers of Lionheart (the “Insiders”) pursuant to which the Sponsor and Insiders have agreed to take, or not take, certain actions, including: (a) to vote any shares of common stock of Lionheart owned by it, him or her (all such shares of common stock, the “Covered Shares”) in favor of the Business Combination and each other related proposal related at the Lionheart stockholder meeting and any other special meeting of Lionheart’s stockholders called for the purpose of soliciting the approval of Lionheart’s stockholders in connection with the consummation of the Business Combination; (b) to vote the Covered Shares owned by it, him or her against any Lionheart Competing Transaction or change in the capitalization of Lionheart except as contemplated by the BCA, and (c) not redeem any Covered Shares owned by it, him or her for redemption in connection with such shareholder approval.

Registration Rights Agreement

The BCA contemplates that, prior to the Second Court Date, the Parent, the Sponsor, certain Lionheart stockholders, and certain SMX shareholders will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) pursuant to which, among other things, the Parent will agree to undertake certain shelf registration obligations in accordance with the Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

Voting Agreement

Prior to the Second Court Date, the Parent and the Shareholders (as defined in the Voting Agreement) will enter into a Voting Agreement (the “Voting Agreement”) pursuant to which, among other things, during the Term (as defined in the Voting Agreement) the Parent and the Shareholders have agreed to take all such action within its power as may be necessary or appropriate (including the Parent nominating or appointing certain persons and the Shareholders voting or providing a written consent or proxy, if applicable, in each case with respect to ordinary shares of the Parent) such that the board of directors of the Parent (a) consists of seven (7) members as set forth in the Voting Agreement and (b) is divided into three classes of directors, with each class serving for staggered three year terms. The Voting Agreement also provides for certain board observer rights and director indemnification obligations.

A copy of the BCA, the SID, the forms of Lock-up Agreements, the A&R Sponsor Agreement, the A&R Registration Rights Agreement, and the form of Voting Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibits 2.1, 2.2, 10.1, 10.2, 10.3 and 10.4, respectively, and the foregoing description of the BCA, the SID, the Lock-up Agreement, the A&R Sponsor Agreement, the A&R Registration Rights Agreement, and the Voting Agreement is qualified in its entirety by reference thereto. The SID is available publicly at the ASX’s website at https://www.asx.com.au/asx/v2/statistics/announcements.do.

Item 7.01	Regulation FD Disclosure.

On July 26, 2022, Lionheart and SMX issued joint press releases announcing the execution of the BCA and SID. A copy of each press release, is furnished herewith as Exhibit 99.1 and Exhibit 99.2 and incorporated herein by reference.

Furnished herewith as Exhibit 99.3 and incorporated into this Item 7.01 by reference is an investor presentation that may be used by Lionheart to discuss the Business Combination and the other transactions contemplated by the BCA and SID.

The foregoing (including the information presented in Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, that is provided solely in connection with Regulation FD.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders, shareholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This communication includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01	Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	US Press Release dated July 26, 2022

99.2	AUS Press Release dated July 26, 2022

99.3	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2022

LIONHEART III CORP

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief Executive Officer

Exhibit 99.1

26 July 2022

SECURITY MATTERS LIMITED

Announces Business Combination With

LIONHEART III CORP (LION)

Combined NASDAQ entity expected to be valued at $360 million (US)

MIAMI, FL, US & MELBOURNE, VIC, AUS, — Security Matters Limited (“SMX”) (ASX:SMX), a publicly traded company on the Australian Securities Exchange, and Lionheart III Corp (“Lionheart”) (NASDAQ:LION), a publicly traded special purpose acquisition company, today announced that they have entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which SMX will list on NASDAQ via a newly-formed Irish company (“SMX Ireland”) (“Transaction”) to be named “SMX Public Limited Company.”

Upon the closing of the Transaction, the ordinary shares and warrants of SMX Ireland are expected to trade on NASDAQ under the new ticker symbols “SMX” and “SMXW”, respectively, and SMX shall cease to be quoted on the ASX.

Key Figures:

•	Total proforma equity value of the combined group is expected to be $US360 million[1]

•	This reflects an implied pre-money valuation of SMX of US$200 million

•

SMX shareholders will receive consideration (the “Consideration”) via a scheme of arrangement consisting of an aggregate of 20,000,000 ordinary shares of SMX Ireland (“SMX Ireland Shares”) being 10.2432 SMX Shares per one (1) share in SMX Ireland, with an issued value of $10.00 per SMX Ireland Share

•	The parties expect a post-Transaction cash balance[2] of $116 million (US) after fees and expenses (subject to Lionheart’s public stockholders right to redeem their shares)[3]

•	At the closing, SMX shareholders will own approximately 55.5% of the combined company, if there are no redemptions by Lionheart’s public stockholders

[1]	The estimated US$360 million is comprised of the following:
•	US$200 million value for SMX
•	US$126 million of cash in trust with the SPAC if no redemptions
•	US$31 million SPAC sponsor position
[2]	Post-Transaction Cash balance

Approximately US$116 million assuming no redemptions

Transaction expenses of approximately US$11 million

[3]	We note recent SPAC transactions have been characterised by high redemption rates.

SMX – ‘Giving materials a memory of their origination and history, so they can be recycled, reused, and authenticated multiple times’

The world is demanding greater and greater transparency, efficiency, and resilience. An ultimatum to do things better. A challenge loaded with exciting possibilities.

SMX is a company for the 21st century, enabling a transition to a circular economy that is positive, productive, and profitable for participants in the value chain – and for the planet. To unlock the way global businesses will operate tomorrow, SMX is an enabler for a real-world circular economy.

Through SMX’s white label B2B offerings, the future of a sustainable world is able to be created by narratives that connect tangible, sustainable, ESG practices with the brand’s transparent traceability strategy, designed to create a profitable lifetime relationship with its customers that is circular rather than linear or transactional.

SMX – ‘The system within’

SMX creates a sustainable system within the current supply chain, designed for the 21st century economy. The innovative SMX system empowers businesses to build the real-world circular economy our planet needs now. It will help change the way we operate from the inside out, to transform businesses into sustainable ecosystems that can work as a united whole.

SMX four key benefits

•

Enhanced data flow and circularity: The SMX proprietary and patented marker and block chain open system is able to store data at a molecular level within products and materials, allowing for increased transparency of marked content, for greater granularity and ease of recycling

•

Exciting knowledge gathering potential: The SMX reader is designed to enable easy data gathering at any point within the supply chain, without affecting the product or material, eliminate blind spots, and provide the complete picture

•

Multiple-stages and multiple-loops traceability: The resilience of the SMX marker and block-chain platform is designed to ensure that the data is never compromised or lost, enabling more accurate and reliable traceability as the material is recycled/reused multiple times

•

Multiple application possibilities: Each SMX marker is unique and can be applied to materials, providing access to a large number of markers and a system with greater potential for different applications

The SMX platform has its origins in the Israeli security establishment technological ecosystem and is currently run in Israel by a team of innovative scientists and engineers who are driving SMX to change the world by empowering ESG and sustainability.

SMX CEO Haggai Alon commented: “SMX is thrilled to join Lionheart in our entry into the US public market. Together we will create a premier ESG company and a sustainable technology leader to transform global supply chains into intelligent ecosystems. SMX is revolutionizing the way that global brands operate their production line, from raw to reused/recycled materials to end-to-end traceability and marking technology. By giving materials a memory and tangibly linking parts of the value chain, SMX will enable multiple use and reuse of materials, where nothing is wasted. The roadmap ahead will be supported and driven by strong innovation and technology commercialization, while putting sustainability at the core of everything we do. We believe this will make SMX the enabler/de-facto industry standard.”

Ophir Sternberg, CEO and Founder of Lionheart Capital, commented: “Lionheart is honored to welcome SMX to our portfolio of diverse and exciting business endeavors. We recognize the vast business potential, contribution and value that SMX can bring to businesses across various industries and to the global community. Created from the Israeli security establishment, we believe SMX will be an industry leader and its technology will enable brands to enter or expand their operations into a circular economy, furthering global sustainability goals and enabling their customers’ companies and brands to be leaders in their fields. We are excited to be part of SMX’s commercial blueprint and development.”

Transaction Overview

The Transaction values SMX at US$200 million. The Transaction is anticipated to generate proceeds of up to approximately $116 million (US) cash, assuming no redemptions by Lionheart’s public stockholders. These funds will be used to fund operations and strategic growth opportunities. Scura Partners LLC rendered an opinion to the board of directors of Lionheart that the Consideration is fair from a financial point of view to Lionheart.

Under the BCA, a subsidiary of SMX Ireland will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of SMX Ireland, and existing Lionheart stockholders receiving SMX Ireland Shares and warrants in exchange for their existing Lionheart shares and warrants.

Under the SID, SMX has agreed to propose a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and capital reduction (“Capital Reduction”) which, if implemented, will result in all shares in SMX being cancelled in return for SMX Ireland Shares, with SMX then issuing a share to SMX Ireland (resulting in SMX becoming a wholly owned subsidiary of SMX Ireland), subject to the satisfaction of various conditions, including:

•	Receipt of required regulatory approvals;

•	the approval of shareholders of both SMX and Lionheart;

•	no material adverse effect, prescribed events or breaches of representations and warranties; and

•	interdependence of the SID and BCA completing successfully; and

other customary conditions to a scheme of arrangement, such as Australian court approval and an independent expert confirming that the transaction is in the best interests of SMX shareholders.

All options on issue in the SMX Employee Share Option Plan (“ESOP”) will be cancelled by private agreement and the holders of the ESOP options will be issued equivalent options in SMX Ireland.

In addition, SMX has agreed to have non-ESOP options in SMX cancelled by private agreement or if necessary implement an option scheme under Part 5.1 of the Corporations Act (“Option Scheme”) which, if implemented, will result in the SMX options held by participants in the Option Scheme being cancelled, and such participants receiving SMX Ireland Shares on the basis of a Black-Scholes valuation for each tranche, subject to SMX option holder approval, court approval and the satisfaction of various conditions.

The SID contains customary exclusivity provisions in favour of both parties including ‘no-shop’ and ‘no-talk’ restrictions, ‘no due diligence’, a notification obligation, and matching right.

Unanimous recommendation of the Directors

The board of directors of Lionheart has unanimously approved the Transaction.

The board of directors of SMX considers the Transaction to be in the best interest of SMX shareholders and option holders and unanimously recommends that SMX shareholders vote in favour of the Scheme and Capital Reduction and SMX option holders vote in favour of the Option Scheme, in the absence of a superior proposal and subject to an independent expert concluding in the independent expert’s report (and continuing to conclude) that the Scheme is in the best interests of SMX shareholders and option holders.

Subject to those same qualifications, each member of the SMX board of directors intends to vote all of its SMX shares and/or options held or controlled by them in favour of the Scheme, the Capital Reduction and the Option Scheme.

Haggai Alon will be appointed as CEO of SMX Ireland, the parent of the SMX Group and its subsidiaries.

Indicative Timetable and next steps

SMX shareholders do not need to take any action at this stage.

A Scheme Booklet containing information in relation to the Transaction, reasons for the SMX Directors’ recommendation, an Independent Expert’s Report and details of the Scheme will be sent to SMX shareholders in due course. It is anticipated that the Transaction will close in the 4th quarter of 2022, subject to, among other things, the approval of both Lionheart’s and SMX’s shareholders (including option holders), the approval of the Court and satisfaction or waiver of a number of conditions. These dates are indicative and subject to change.

Other information

Additional information about the proposed Transaction will be provided in a Current Report on Form 8-K to be filed by Lionheart with the U.S. Securities and Exchange Commission and available at www.sec.gov, and a scheme booklet to be prepared by SMX for consideration by SMX shareholders and option holders in due course.

SMX Ireland, will be led by Haggai Alon as CEO and Ophir Sternberg as Chairman of the Board. The Advisory Board will be comprised of Yair Seroussi, Major General Ami Shafran and Yigal Unna.

Advisors

ClearThink Capital is serving as financial advisor to SMX. EF Hutton, a division of Benchmark Investments, LLC, is serving as financial advisor to Lionheart III Corp. K&L Gates, Afik & Co Attorneys & Notary and Arthur Cox LLP are serving as legal counsel to SMX. DLA Piper is serving as legal counsel to Lionheart III Corp. Futerra will act as SMX’s global brand strategy agency.

--Ends--

For further information, please contact:

Media Enquiries	Investor Relation Enquiries

Melissa Hamilton	Eric Dusansky

Media and Capital Partners, Sydney, Australia	Inflection Partners, New Orleans, USA

P: +61 4 1775 0274	P: +1 917 420 1309 or +1 504 381 4603

E: Melissa.hamilton@mcpartners.com.auMelissa	E: eric@inflectionpartnersllc.com

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: https://lheartcapital.com/our-companies/lionheart-iii/.

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 3313.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of

SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Exhibit 99.2

26 July 2022

SECURITY MATTERS LIMITED

Announces Merger With

LIONHEART III CORP (LION)

Combined NASDAQ entity expected to be valued at $360 million (US)

MIAMI, FL, US & MELBOURNE, VIC, AUS, — Security Matters Limited (“SMX”) (ASX:SMX), a publicly traded company on the Australian Securities Exchange, and Lionheart III Corp (“Lionheart”) (NASDAQ:LION), a publicly traded special purpose acquisition company, today announced that they have entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which SMX will list on NASDAQ via a newly-formed Irish company (“SMX Ireland”) (“Transaction”) to be named “SMX Public Limited Company.”

Upon the closing of the Transaction, the ordinary shares and warrants of SMX Ireland are expected to trade on NASDAQ under the new ticker symbols “SMX” and “SMXW”, respectively, and SMX shall cease to be quoted on the ASX.

Key Figures:

•	Total proforma equity value of the combined group is expected to be $US360 million[1]

•	This reflects an implied pre-money valuation of SMX of US$200 million

•

SMX shareholders will receive consideration (the “Consideration”) via a scheme of arrangement consisting of an aggregate of 20,000,000 ordinary shares of SMX Ireland (“SMX Ireland Shares”) being 10.2432 SMX Shares per one (1) share in SMX Ireland, with an issued value of $10.00 per SMX Ireland Share

•	The parties expect a post-Transaction cash balance[2] of $116 million (US) after fees and expenses (subject to Lionheart’s public stockholders right to redeem their shares)[3]

•	At the closing, SMX shareholders will own approximately 55.5% of the combined company, if there are no redemptions by Lionheart’s public stockholders

[1]	The estimated US$360 million is comprised of the following:
•	US$200 million value for SMX
•	US$126 million of cash in trust with the SPAC if no redemptions
•	US$31 million SPAC sponsor position
[2]	Post-Transaction Cash balance

Approximately US$116 million assuming no redemptions

Transaction expenses of approximately US$11 million

[3]	We note recent SPAC transactions have been characterised by high redemption rates.

SMX – ‘Giving materials a memory of their origination and history, so they can be recycled, reused, and authenticated multiple times’

The world is demanding greater and greater transparency, efficiency, and resilience. An ultimatum to do things better. A challenge loaded with exciting possibilities.

SMX is a company for the 21st century, enabling a transition to a circular economy that is positive, productive, and profitable for participants in the value chain – and for the planet. To unlock the way global businesses will operate tomorrow, SMX is an enabler for a real-world circular economy.

Through SMX’s white label B2B offerings, the future of a sustainable world is able to be created by narratives that connect tangible, sustainable, ESG practices with the brand’s transparent traceability strategy, designed to create a profitable lifetime relationship with its customers that is circular rather than linear or transactional.

SMX – ‘The system within’

SMX creates a sustainable system within the current supply chain, designed for the 21st century economy. The innovative SMX system empowers businesses to build the real-world circular economy our planet needs now. It will help change the way we operate from the inside out, to transform businesses into sustainable ecosystems that can work as a united whole.

SMX four key benefits

•

Enhanced data flow and circularity: The SMX proprietary and patented marker and block chain open system is able to store data at a molecular level within products and materials, allowing for increased transparency of marked content, for greater granularity and ease of recycling

•

Exciting knowledge gathering potential: The SMX reader is designed to enable easy data gathering at any point within the supply chain, without affecting the product or material, eliminate blind spots, and provide the complete picture

•

Multiple-stages and multiple-loops traceability: The resilience of the SMX marker and block-chain platform is designed to ensure that the data is never compromised or lost, enabling more accurate and reliable traceability as the material is recycled/reused multiple times

•

Multiple application possibilities: Each SMX marker is unique and can be applied to materials, providing access to a large number of markers and a system with greater potential for different applications

Transaction Overview

The Transaction values SMX at US$200 million. The Transaction is anticipated to generate proceeds of up to approximately $116 million (US) cash, assuming no redemptions by Lionheart’s public stockholders. These funds will be used to fund operations and strategic growth opportunities.

Under the BCA, a subsidiary of SMX Ireland will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of SMX Ireland, and existing Lionheart stockholders receiving SMX Ireland Shares and warrants in exchange for their existing Lionheart shares and warrants.

Under the SID, SMX has agreed to propose a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and capital reduction (“Capital Reduction”) which, if implemented, will result in all shares in SMX being cancelled in return for SMX Ireland Shares, with SMX then issuing a share to SMX Ireland (resulting in SMX becoming a wholly owned subsidiary of SMX Ireland), subject to the satisfaction of various conditions, including:

•	Receipt of required regulatory approvals;

•	the approval of shareholders of both SMX and Lionheart;

•	no material adverse effect, prescribed events or breaches of representations and warranties; and

•	interdependence of the SID and BCA completing successfully; and

other customary conditions to a scheme of arrangement, such as Australian court approval and an independent expert confirming that the transaction is in the best interests of SMX shareholders.

All options on issue in the SMX Employee Share Option Plan (“ESOP”) will be cancelled by private agreement and the holders of the ESOP options will be issued equivalent options in SMX Ireland.

In addition, SMX has agreed to have non-ESOP options in SMX cancelled by private agreement or if necessary implement an option scheme under Part 5.1 of the Corporations Act (“Option Scheme”) which, if implemented, will result in the SMX options held by participants in the Option Scheme being cancelled, and such participants receiving SMX Ireland Shares on the basis of a Black-Scholes valuation for each tranche, subject to SMX option holder approval, court approval and the satisfaction of various conditions.

The SID contains customary exclusivity provisions in favour of both parties including ‘no-shop’ and ‘no-talk’ restrictions, ‘no due diligence’, a notification obligation, and matching right. A break fee of US$2 million is payable by SMX to Lionheart and vice versa in certain circumstances including, where directors withdraw their recommendations, where a party engages in a competing acquisition and where a party breaches the SID.

Unanimous recommendation of the Directors

The board of directors of Lionheart has unanimously approved the Transaction.

The board of directors of SMX considers the Transaction to be in the best interest of SMX shareholders and option holders and unanimously recommends that SMX shareholders vote in favour of the Scheme and Capital Reduction and SMX option holders vote in favour of the Option Scheme, in the absence of a superior proposal and subject to an independent expert concluding in the independent expert’s report (and continuing to conclude) that the Scheme is in the best interests of SMX shareholders and option holders.

Subject to those same qualifications, each member of the SMX board of directors intends to vote all of its SMX shares and/or options held or controlled by them in favour of the Scheme, the Capital Reduction and the Option Scheme.

Haggai Alon will be appointed as CEO of SMX Ireland, the parent of the SMX Group and its subsidiaries. He will receive a market based CEO salary.

Indicative Timetable and next steps

SMX shareholders do not need to take any action at this stage.

A Scheme Booklet containing information in relation to the Transaction, reasons for the SMX Directors’ recommendation, an Independent Expert’s Report and details of the Scheme will be sent to SMX shareholders in due course. It is anticipated that the Transaction will close in the 4th quarter of 2022, subject to, among other things, the approval of both Lionheart’s and SMX’s shareholders (including option holders), the approval of the Court and satisfaction or waiver of a number of conditions. These dates are indicative and subject to change.

Other information

Additional information about the proposed Transaction will be provided in a Current Report on Form 8-K to be filed by Lionheart with the U.S. Securities and Exchange Commission and available at www.sec.gov, and a scheme booklet to be prepared by SMX for consideration by SMX shareholders and option holders in due course.

SMX Ireland, will be led by Haggai Alon as CEO and Ophir Sternberg as Chairman of the Board. The Advisory Board will be comprised of Yair Seroussi, Major General Ami Shafran and Yigal Unna.

Advisors

ClearThink Capital is serving as financial advisor to SMX. EF Hutton, a division of Benchmark Investments, LLC, is serving as financial advisor to Lionheart III Corp. K&L Gates, Afik & Co Attorneys & Notary and Arthur Cox LLP are serving as legal counsel to SMX. DLA Piper is serving as legal counsel to Lionheart III Corp. Futerra will act as SMX’s global brand strategy agency.

—Ends—

For further information, please contact:

Media Enquiries	Investor Relation Enquiries

Melissa Hamilton	Eric Dusansky

Media and Capital Partners, Sydney, Australia	Inflection Partners, New Orleans, USA

P: +61 4 1775 0274	P: +1 917 420 1309 or +1 504 381 4603

E: Melissa.hamilton@mcpartners.com.au	E: eric@inflectionpartnersllc.com

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: https://lheartcapital.com/our-companies/lionheart-iii/.

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 3313.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Exhibit 99.3 IMPACT ESG INVESTMENT Digitising physical objects to enable the circular and closed loop economy Security Matters Limited (ASX:SMX) Summer 2022 1

Australia - Important notice and disclaimer This investor presentation (Presentation) is dated 22 July 2022 and has been prepared by Security Matters Limited ACN 626 192 998 (Security Matters). Summary information The information in this Presentation is of a general background nature regarding a transaction, is in summary form and does not purport to be complete. It does contain all information relevant or necessary for an investment decision or that would be required to be included in a prospectus under the Corporations Act 2001 (Cth) (Corporations Act). It should be read in conjunction with Security Matters' most recent financial report and other period and continuous disclosure announcements lodged with the Australian Securities Exchange (ASX) available at www.asx.com.au. The content of this presentation is provided as at the date of the Presentation (unless otherwise stated). The information in this Presentation is subject to change without notice. No representation or warranty, express or implied is made by Security Matters or any of its advisers as to the accuracy, adequacy or reliability of any information contained in this Presentation. Not a prospectus or an offer of securities This Presentation is not a prospectus or any other offering document under Australian law (and will not be lodged with the Australian Securities and Investments Commission (ASIC)) or any other law. This Presentation is for information purposes only and is not an invitation or offer of securities for subscription, purchase or sale in any jurisdiction. The distribution of this Presentation outside Australia may be restricted by law. Any recipient of this Presentation who is outside Australia must seek advice on and observe any such restrictions. This Presentation may not be reproduced or published, in whole or in part for any purpose without the prior written permission of Security Matters. Not financial or product advice This Presentation does not constitute financial product or investment advice or a recommendation to acquire securities in Security Matters. It has been prepared without taking into account the objectives, financial position or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the information provided. No reliance may be placed for any purpose whatsoever on the information included in this Presentation or on its accuracy or completeness. An investment in securities is subject to known and unknown risks, some of which are beyond the control of Security Matters and its directors, including possible loss of income and principal invested. Security Matters does not guarantee any particular rate of return or the performance of Security Matters, nor does it guarantee any tax treatment. Cooling off rights do not apply to securities. Financial data All dollar values are in Australian dollars (A$) unless stated otherwise. Certain figures, amounts, percentages, estimates, calculations of value and fractions provided in this Presentation are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from figures set out in this Presentation. Past Performance Past performance information given in this Presentation is given for illustrative purposes only and should not be relied on as (and is not) an indication of future performance. 2 2 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Australia - Important notice and disclaimer Cont. Future Performance This Presentation may contain certain forward-looking statements . The words expect , anticipate , estimate , intend , believe , guidance , should , could , may , will , predict , plan and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements, opinions and estimates provided in this Presentation are based on assumptions and contingencies which are subject to change without notice and involve known and unknown risks and certainties and other factors which are beyond the control of Security Matters and its directors and management and may involve significant elements of subjective judgement and assumptions as to future events which may or may not be correct. This includes statements about market and industry trends, which are based on interpretations of current market conditions. Forward looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Actual results, performance or achievements may differ materially from those expressed or implied in such statements and any projections and assumption on which these statements are based. These statements may assume the success of Security Matters' business strategies. The success of any of those strategies will be realised in a period for which the forward looking statement may be been prepared or otherwise. Prospective investors are cautioned not to place undue reliance on forward-looking statements. No representation or warranty, express or implied is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in this Presentation. The forward looking statements are based on information available to Security Matters as at the date of this Presentation. Except as required by law or regulation (including the ASX Listing Rules), none of Security Matters, its representatives or advisers undertakes any obligation to provide any additional or updated information whether as a result of a change in expectations or assumptions, new information, future events or results or otherwise. Indications of, and guidance or outlook on, future earnings or financial position or performance are also forward looking statements. Statements about past performance are not necessarily indicative of future performance. Disclaimer To the maximum extent permitted by law, Security Matters (including its subsidiaries, related bodies corporate, shareholders, affiliates, advisers and agents): • disclaims all responsibility and liability (including, without limitation, any liability arising from fault, negligence or negligent misstatement) for any loss arising from this Presentation or reliance on anything contained in or omitted from it or otherwise arising in connection with this Presentation; • disclaims any obligations or undertaking to release any updates or revision to the information in this Presentation to reflect any change in expectations or assumptions; and • does not make any representation or warranty, express or implied as to the accuracy, reliability, completeness of the information in this Presentation or that this Presentation contains all material information about Security Matters or which a prospective investor may require in evaluating a possible investment in Security Matters or acquisition of shares in Security Matters or likelihood of fulfilment of any forward looking statement or any event or results express or implied in any forward looking statement. Acceptance By attending an investor presentation or briefing or accepting, accessing or reviewing this Presentation you acknowledge and agree to the terms set out in this section of the Presentation titled Important Notice and Disclaimer 3 3 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimer US This presentation (together with oral statements made in connection herewith, the Presentation ) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Security Matters Limited ( Security Matters or SMX ) and Lionheart III Corp ( Lionheart ) and related transactions and for no other purpose. No Offer or Solicitation This Presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. This Presentation is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein as well as the merits and risks involved. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Readers should carefully review the risk factors and other cautionary statements described therein before making an investment decision. No representation, express or implied, is or will be given by Security Matters, Lionheart or their respective affiliates and advisors as to the accuracy or completeness of the information contained in this Presentation. Important Information and Where to Find It In connection with the potential business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart and Security Matters. The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137. 4 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimer US (cont’d) INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN. Industry and Market Information Information contained in this Presentation concerning Security Matters’ industry and the markets in which it operates, including Security Matters’ general expectations and market position, market opportunity and market size, is based on information from Security Matters’ management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In some cases, we may not expressly refer to the sources from which this information is derived. Management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and Security Matters’ knowledge of its industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of Security Matters’ and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause Security Matters’ future performance and actual market growth, opportunity and size and the like to differ materially from our assumptions and estimates. Trademarks All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Security Matters’ or Lionheart’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may not TM appear with the ® or symbols, but such references are not intended to indicate, in any way, that Security Matters or Lionheart will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Use of Non-GAAP Financial Measure This Presentation includes a presentation of Net Debt, which is a non-GAAP financial measure, that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that may be different from the non-GAAP financial measure used by other companies. Security Matters and Lionheart believe that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating the post business combination company. This non-GAAP measure should not be considered in isolation from, or as an alternative to, the financial measures determined in accordance with GAAP. A reconciliation of Net debt to the most directly comparable GAAP measure is included in this Presentation. Participants in the Solicitation of Proxies This Presentation is not a solicitation of a proxy from any investor or security holder. Lionheart, Securities Matters, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 14, 2022, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above. 5 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Disclaimer US (cont’d) Disclaimer and Cautionary Note Regarding Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, the market, prospects and other aspects of the businesses of Security Matters, Lionheart or a combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors, many of which are outside of the control of Security Matters and Lionheart, could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the Security Matters and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of Security Matters is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) Security Matters' limited operating history; (v) Security Matters' ability to grow and manage its growth effectively; (vi) Security Matters' ability to execute its business plan; (vii) Security Matters' estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of Security Matters' products; (ix) Security Matters' ability to identify and integrate acquisitions; (x) Security Matters' future investments in its technology and operations; (xi) potential litigation involving Lionheart or Security Matters or the validity or enforceability of Security Matters' intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to Security Matters; (xiii) the effects of competition on Security Matters’ business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for Security Matters' products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and (xxi) those factors discussed in Lionheart’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 , filed on April 14, 2022, under the heading “Risk Factors,” and other documents of Lionheart filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lionheart nor Security Matters presently know or that Lionheart and Security Matters currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lionheart’s and Security Matters’ expectations, plans or forecasts or future events and views as of the date of this Presentation. Lionheart and Security Matters anticipate that subsequent events and developments will cause Lionheart’s and Security Matters’ assessments to change. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Security Matters and Lionheart undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. 6 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Lionheart III Overview

SECURITY MATTERS

Sponsor Background

- Lionheart III Corp is a $125 million SPAC led by the founder/CEO and executives of Lionheart Capital
- Lionheart Capital is a Miami-based diversified investment firm focused on building shareholder value in high-growth companies

Proven SPAC Sponsor

opes acquisition corp. BURGERFI

BFI | **Nasdaq** Listed
(Closed)

LIONHEART II CORP MSP RECOVERY

MSPR | **Nasdaq** Listed
(Closed)

LIONHEART III CORP

Lionheart Capital Track Record

LIONHEART CAPITAL

1. A multi-dimensional investment firm focused on **value growth investments** in the public markets
2. **Success** taking over OPES Acquisition Corp. and launching Lionheart Acquisition Corp II which closed a business combination with MSP Recovery in May 2022
3. **Best-in-class global relationships** with next-generation technology companies and disruptive tech-enabled companies
4. **Proven record of value creation for under-appreciated assets.** Transformed an obsolete waterfront hospital to The Ritz Carlton Residences in Miami Beach
5. Proven skillset in **transitioning companies from private to public** while maintaining a flexible industry focus
6. **World-class management team and board of directors** with multi-industry operating and investing experience

EQUILIBRIUM ECONOMY
Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.
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Lionheart III Corp Leadership

SECURITY MATTERS

The Lionheart III Corp ("LION") management team collectively has 80+ years of operating and investing experience across multiple sectors and asset classes



Ophir Sternberg
Chairman and CEO

- **Ophir has over 28 years of proven transaction, operating and investing experience.** He is the Founder and CEO of Lionheart Capital LLC ("Lionheart Capital"), a diversified investment firm focused on value and growth investments in private and public markets
- Ophir was the Chairman and CEO of Lionheart Acquisition Corp II ("LCAP") which completed a business combination valued at $32.6 billion with MSP Recovery. Ophir serves as Executive Chairman of BurgerFi (Nasdaq: BFI), which Ophir's prior SPAC merged with and took public
- Ophir's other major transactions include: the purchase of Cigarette Racing Team and the development The Ritz-Carlton Residences in Miami Beach and Singer Island in Palm Beach
- Ophir founded Out of the Box Ventures, which acquires and repositions distressed retail properties throughout the U.S.
- **Prior SPAC experience**: Chairman and CEO of Opes Acquisition Corp. ("Opes") and now Executive Chairman of BurgerFi, and a Director of MSP Recovery
- **Prior / current board experience**: Opes, BurgerFi, LCAP, MSP Recovery

LIONHEART ACQUISITION CORP · opes acquisition corp. · BFI | Nasdaq Listed · LIONHEART CAPITAL · MSP · LCAP | Nasdaq Listed · OUT of the BOX VENTURES



Paul Rapisarda
CFO

- **Paul brings more than 25 years of C-suite and investment banking experience.** As CFO, he is responsible for overseeing all corporate finance functions including financial reporting, treasury and cash management, regulatory and SEC compliance matters and investor relations
- Since 2019, Paul has served as CFO of LION, LCAP, Lionheart Capital and Out of the Box Ventures
- Prior to joining Lionheart Capital, Paul served as CFO of Etrion Corp., a dual-listed (TSX / STO) solar energy company and EVP of Commercial Development for Atlantic Power (NYSE:AT), a dual listed (TSX / NYSE) independent power company. At Atlantic Power, Paul played a principal role in the $1.8 billion merger with Capital Power Income L.P.
- **Prior SPAC experience**: Paul previously served on the Board of Directors of Opes and also served as the CFO of LCAP
- **Prior / current board experience**: Opes (audit committee)

LIONHEART ACQUISITION CORP · opes acquisition corp. · LCAP | Nasdaq Listed · LIONHEART CAPITAL · OUT of the BOX VENTURES · Atlantic Power Corporation · etrion



Faquiry Diaz Cala
COO

- **Faquiry brings more than 25 years of investing and operating experience**
- Faquiry has served as COO of LION since 2021. He leads the Mergers and Acquisitions and Corporate Strategy divisions, overseeing daily administrative and business operations at Lionheart Capital
- Faquiry also serves as Chief of Mergers and Acquisitions and Corporate Strategy at BurgerFi
- Faquiry has held positions as an executive, board member and observer at various public and private corporations within the U.S. and internationally. He also served on the board of several non-profit organizations and educational institutions
- Faquiry graduated from the Wharton School at the University of Pennsylvania
- **Prior SPAC experience**: Faquiry currently serves as COO of LION and served as COO of LCAP

LIONHEART ACQUISITION CORP · LCAP | Nasdaq Listed · BFI | Nasdaq Listed

Independent Directors



Roger Meltzer, Esq.

LIONHEART ACQUISITION CORP · Haymaker Acquisition Corp. · DLA PIPER · Cahill



James Anderson

LIONHEART ACQUISITION CORP · LCAP | Nasdaq Listed · opes acquisition corp.



Thomas Byrne

LIONHEART ACQUISITION CORP · LCAP | Nasdaq Listed · Kaptyn · Jamba Juice



Thomas Hawkins

LIONHEART ACQUISITION CORP · LCAP | Nasdaq Listed · JUMPTUIT · MEDNAX

EQUILIBRIUM ECONOMY

Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

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Transaction Overview

SECURITY MATTERS

Overview

Lionheart III Corp ("LION") has agreed to acquire Security Matters Limited ("SMX") at an implied pre-money equity valuation of $200 million

- Lionheart III Corp is a publicly-listed special purpose acquisition vehicle with $126.3 million in trust
- Expected transaction close is Q4 2022

Illustrative Pro Forma Ownership[1]



LION Shareholders
LION Sponsor
SMX Existing Shareholders
34.7%
9.8%
55.5%

Illustrative Sources & Uses ($m)

Sources	
LION Cash in Trust[2]	$126.3
LION Sponsor[3]	6.0
SMX Rollover Equity	200.0
Total Sources	**$332.3**
Uses	
LION Sponsor[2]	$6.0
SMX Cash to Balance Sheet[4]	115.9
SMX Rollover Equity	200.0
Transaction Expenses[5]	10.4
Total Uses	**$332.3**

Illustrative Pro Forma Valuation ($m)

Valuation Summary	
Pro Forma Equity Value	$360.3
Plus: Net Debt[4]	(115.9)
Pro Forma Enterprise Value	**$244.4**

(1) Pro Forma Ownership on a non-fully diluted basis at $10.00 per share
(2) LION Cash in Trust assumes no redemptions by LION Shareholders. Recent SPAC transactions have been characterized by high redemption rates.
(3) LION Sponsor includes 125,000 private placement units purchased by the IPO underwriter
(4) SMX Cash to Balance Sheet (Net Debt) assumes $126.3m LION Cash in Trust minus $10.4m Transaction Expenses
(5) Transaction Expenses include deferred IPO underwriting fee, M&A fee and an estimated $5m for other transaction expenses; subject to change

EQUILIBRIUM ECONOMY

Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

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SMX gives materials memory 10

The System Within Within your business lies a world of potential; potential that can be realized by something so miniscule you won’t even know it’s there. An invisible solution that can turn your business into an intelligent ecosystem. Building an inter-connected network. Putting sustainability at the heart of what you do. By empowering you at a molecular level, we'll help your business drive change on a greater scale. Because inside your operation lies the power to transform tomorrow. SMX. The system within. The System Within Value Proposition Sustainably-run businesses can be more effective businesses, that want to make better choices for their company and the planet. SMX uses technology designed to turn businesses into ecosystems that work as a united whole, unlike less adaptable technologies and platforms that can’t deliver the system change required. 11 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Origin story ‘From in the dark to informed intelligence’ There are moments the ground shifts beneath our feet. Suddenly, the entire global landscape changes, and business can no longer operate in the way it did before. Today, we are experiencing that change. The world is demanding greater and greater transparency, efficiency and resilience - a call to do things better; a challenge loaded with so much exciting possibility. That is why SMX decided to find a new way to unlock knowledge – to help counter the lack of transparency and create a system where bad actors have nowhere to hide. With ‘augmented materials,’ you can know the granular detail of a material – its provenance, its purity, its integrity. That way, transparency can be built-in, and industry can gain the intelligence it needs to work in smarter and more productive ways - linking parts of the value chain and enabling use, reuse and reuse again to realize the potential of materials. st It’s a system designed for the 21 century economy. A system that is highly innovative and can empower businesses to build the real-world circular economy. A system that can help change the way we operate from the inside out. The system within. 12 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX 4 Key Benefits Multiple-stages and multiple-loops traceability: The resilience of the SMX marker and block-chain platform is designed to ensure that the data is never compromised or lost, enabling more accurate and reliable traceability as the material is recycled/reused multiple times Enhanced data flow and circularity: The SMX marker enables you to store data at a molecular level within products and materials, allowing for increased transparency of marked content, for greater granularity and ease of recycling Exciting knowledge gathering potential: The SMX reader is designed to enable easy data gathering at any point within the supply chain, without affecting the product or material, eliminate blind spots, and provide the complete picture Multiple application possibilities: Each SMX marker is unique and can be applied to any material, providing access to a large number of markers and a system with greater potential for different applications 13 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Our Vision To unlock the way global business will operate tomorrow, by enabling a real-world circular economy. We can help make the transition to a circular economy positive, productive and profitable for everyone in the value chain – and for the planet. Our goal is to be the global standard & best practice “ for recording & connecting all physical goods with a digital twin on the blockchain 14 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done. “

What is the ‘Circular Economy’? The circular economy is a new way of The circular economy moves away from the traditional “take- looking at the relationships between make- dispose” economic model to one that is regenerative by design, with the goal of retaining as much value as possible from markets, customers and natural resources. resources, products, parts and materials to create a system that allows for longer life, optimal reuse, refurbishment, remanufacturing and recycling. Companies who implement the circular economy concentrate on rethinking products and services using principles based on Move away from durability, renewability, reuse, repair, replacement, upgrades, the linear economy… refurbishment and reduced material use. By applying these principles, companies can design out waste, increase resource productivity and decouple growth from natural resource consumption. This is the biggest opportunity to transform production and consumption since the First Industrial Revolution 250 years ago. By unleashing circular innovation, we can boost Enable the the global economy’s resilience, support people and Circular Economy… communities around the world and help fulfil the Paris Agreement and the UN Sustainable Development Goals. - World Business Council for Sustainable Development, CEO Guide to the Circular Economy,2017 15 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Circular closed loop economy The core challenge of climate change and protecting the environment is not only limited to carbon emissions or coal, but about reusing products again, so we can reduce the amount of raw materials we need. It is uneconomical and inefficient to use 100% new materials in every product you manufacture. By reclaiming & recycling the materials from unwanted products at the end of their lifecycle, it can be more efficient and economical for the business and the industry as a whole. 16 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Technology Innovation 17

To be a leading Impact ESG Investment High Impact Potential for Positive Change SMX’s technology is an enabler for global companies across various industries to transition more successfully to a sustainable circular economy. By adopting SMX’s technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life – where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused. This gives brands/companies the option and ability to record this on SMX’s digital blockchain platform to more accurately claim carbon & plastic credits that are tangibly linked to a physical recycled commodity – potentially resulting in a valuable tradeable asset. The overall transition to the Circular Economy, by incentivizing players along the value chain, can be made by commoditizing and increasing the value of the recycled materials - motivating the circular economy via the financial markets. SMX believes it is the only technology that has tangibly demonstrated a full transparent circularity successfully. 18 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

To be a leading Impact ESG Investment Market Applications and Appeal SMX’s technology can be applied at a molecular level on solids, liquids or gas at multiple points in the supply chain as a drop in solution. This enables SMX to work strategically in the following segmented markets, across a variety of materials. Segmented Markets Materials Circular Economy / Supply Chain Plastics, Rubber Gold, Diamonds, Timber/Lumber, Cement, Ethical Mining & Raw Minerals Ore & Rare Earths Electronics & Components Electronics & Silicon Wafer Leather, Organic Silk, Organic Cotton, Wool, Fashion & Cosmetics Vegan Leather, Polyester, EVA, TPU, ABX, PET Sustainability & Food Security Wine, Animal Feed, Palm Oil, Seeds SMX’s potential for positive ESG impact is exciting, and its ability to more accurately and transparently measure has been proven. 19 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Enabling Technology to Successfully Transition to a Circular Economy As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy. SMX is a key technological tool in enabling brands/companies to: • Use a transparent, measurable, tangible technology that can more accurately identify the origins and material composition of raw materials within the finished consumer product and its packaging, enabling it to re-enter the economy for recycling/reuse. • Be better positioned to create a leading industry standard relating to carbon neutrality, ethics and the ability to meet new government regulations and standards. • Adopt a transparent value chain stakeholder compliance approach. 20 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Solution Benefits CIRCULAR ECONOMY The raw material is marked and recorded on blockchain to enable more accurate identification for recycling and allows the company to lodge a credible carbon credit claim. BLOCKCHAIN PLATFORM (optional) SUPPLY CHAIN INTEGRITY Gives the ability to detect Greater protection from Product diversion of products and verify Diversion/Loss or Dilution or Product Authenticity in real time Substitution without destroying the item at multiple points in the supply chain and at retail level. MORE COMPREHENSIVE TRACEABILITY COMPLIANCE & LIABILITY Greater traceability of product origin (i.e. Authenticate Ethical Sources & Enabler of compliance for ESG Origination) and supply chain history. regulations, international customs and industry quality regulation. Ability to read product’s history by Markers are compatible with food scanning the item. In addition to date & regulation. origin and material composition, it can identify if any parts have been changed or repaired (where & when). 21 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX’s view of its Technology 1 1 Innovative 2 Sustainable 3 Essential 22 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

1. Innovative Technology for 3 product lifecycles Raw material Production Production Customer Customer Recycling/ Reuse • Security Matters believes permanent marking of any object (either solid, liquid or gas) makes the technology unique. • Security Matters offers an advanced next generation technology that can invisibly mark and store multiple data at a molecular level, in solids, liquids or gas. • The code is created by a combination of molecules detected by an innovative energy band. • Marker embedded in or on materials and products can be read in real time via easy-to-use portable hand- held scanner and is protected by a blockchain ledger. • Security Matters believes its technology is difficult to replicate by any competitors and is superior to alternative forms of supply chain security. 23 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

2. Sustainable Accountability Transparency & ownership of lifecycle data from origins of raw materials to key production phases & end of product life – recycling. • A mine–to–marketplace ethical supply chain assurance & transparency technological platform that parties along the value chain can utilize to monitor the lifecycle and origins in real time. • Enables parties to authenticate and provide proof of quality, quantity and origin of materials for credible ESG reporting for stakeholders, insurance, trading platforms, logistics, financing, international customs and industry regulations. 24 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

3. Essential For Circular Closed Loop Economy to Function & Operate By being able to create a digital twin for physical objects, SMX enables different players in the value chain of production to create a global ledger of physical goods which can result in new business and revenue streams. • SMX can help form a new revenue model and business stream for companies balancing the use of both recycled and virgin raw materials during production. 25 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

End to End Technology Solution for Circularity SMX is an environmentally sustainable technology that can more accurately identify the origins and material composition of raw materials within the finished consumer product and its packaging, enabling it to re-enter the economy for recycling/reuse. A chemical-based A blockchain record to store A reader to identify hidden marker system and verify ownership data these codes • Patented sensitive reader • Records datasets through the • Mark any object either solid, receives response signal supply chain liquid or gas from marker • Apply marks to multiple layers • Transfer of ownership • Ability to read the data • Combination of 500,000+ • Enables proof of authenticity embedded in the item and quality assurance marker molecules to help within seconds without make each mark unique having to destroy the • Visibility of supply chain product or send the item to movements • Designed not to change the a special lab for testing. composition, quality and characteristics such as colour, weight, taste and smell of the material. 26 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The World Business Council for Sustainable Development - Member The World Business Council for Sustainable Development (WBCSD) is a global, CEO-led organization of over 200 leading businesses working together to accelerate the transition to a sustainable world. WBCSD is delighted to welcome Security Matters as our newest member. There is a huge potential for this kind of technology to revolutionize industries including “ fashion, electronics, agriculture, gold and precious stones. We look forward to working with Security Matters to help advance our shared goals” Peter Bakker, President and CEO of WBCSD, 10 June 2020 27 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done. “

SMX Technical Objectives and Challenges 28

A Significant & Growing Market US$4.5 US$60.7 US$500 148m Trillion Billion Billion Tonnes The circular economy is a The Global Plastic Global sales of counterfeit Global textile waste is US$4.5 trillion opportunity, Recycling Market is and pirated goods are expected to reach 148 presenting potential for global estimated to reach US estimated at a value of million tons annually by economic growth, accelerating $60.7bn by 2025 US$500bn a year 2030 society towards a sustainable future. Sources: McKinsey surveys of global Supply Chain leaders (May 15 – May 22, 2020, N=60; U.S. Intellectual Property and Counterfeit Goods— Landscape Review of Existing/Emerging Research; OECD ESG Investing: Practices, Progress and Challenges; environmental leader; analytics insights. https://www.fashionrevolution.org/. https://www.prnewswire.com/news-releases/global-plastic-recycling-market-report-2020-301222208.html. 29 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Shift has Already Begun Movement towards Shift from linear to Continued fight Increasing ESG investment the digital economy circular economies against counterfeit and awareness 50% 93% >50% 33% of the World’s of the of Supply of Brand Largest Industrial US $50 Trillion Chain Leaders Owners Companies in Assets Will rely on digital twins Plan to increase the Are committing to Under professional innovative technology to level of resilience establishing circular management gain an added insight across their supply value chains. representing ESG into their products, chain as a result of investments. assets, processes, COVID-19. operations. Source: McKinsey surveys of global Supply Chain leaders (May 15 – May 22, 2020, N=60; U.S. Intellectual Property and Counterfeit Goods— Landscape Review of Existing/Emerging Research; OECD ESG Investing: Practices, Progress and Challenges; environmental leader; analytics insights 30 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Shift has Already Begun Product Portfolio Business Model Product- Solution- Sustainable Use- Concept oriented offering oriented oriented Offer the use of products Offer ecosystem around Make product offering Service products to while maintaining “sustainable solutions” to more sustainable and extend product life and help customers become encourage sustainable ownership to reduce recycling of materials excess production more sustainable choice of customers Sustainability Repair/ Sustainable Sustainable Rental Examples score remanufacturing solution offering 31 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Market Opportunity 32

SMX Tech and Blockchain Benefits For Ethical & ESG Compliance For Raw Commodities, Precious Metals & Diamonds • Help reduce credit risk and compliance burden • Help expedite funding & credit lines and reduce cost of funds to miners Transaction transparency• Enable more accurate reporting of quantity and quality of mineral being mined and refined to financiers, traders and insurance • Transparency and assurance based on science and technology – not paper based • Help detect fraud and adulteration on the spot Authentication • Prevent unauthorised materials from entering production chain • Linking of physical mineral with its digital twin • More secure digital records Blockchain supply • Greater transparency between supply chain stakeholders chain management • Blockchain ledger • Source provenance - identification and verification Sustainability & Liability• Trace back at end-of-life for recycling • Trace back at misuse, defect or accident Monetize benefits of the • Help de-risk & lower cost of inventory financing models Marker in a closed loop• Introduce a globally recognized industry standard for ‘grading’ based on quality and economy traceability where it can be priced and traded on the open market accordingly 33 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Gold 34

Partnership with The Perth Mint “This is a particularly significant development given the increasing focus on Environmental, Social and Governance (ESG) practices across the world pertaining to the gold supply chain. This game changing technology will report the origin of the gold and how the metal moves through the entire production and distribution process. This complete transparency will instil even greater trust in a commodity which already provides the ultimate refuge during times of economic and geopolitical turmoil.” RichardHayes,CEO – The Perth Mint, 5 February 2020 35

ESG & Ethical Compliance for the Gold Industry TRANSPARENCY FROM MINE TO RECYCLING AND BACK TO REFINING. An ethical gold supply chain assurance solution that spans the gold value chain from mine to refinery to terminal market through recycling and back again to refinery. • To better enable the parties in the Gold value chain to authenticate and provide proof of quality, quantity and origin of gold for credible ESG reporting for stakeholders, insurance, trading platforms, logistics, financing, international customs and industry regulations. • To create a digital twin that is recorded on a digital blockchain platform for physical products - enabling different players in the Gold value chain of production to create a global ledger of physical goods. • To enhance, compliment & promote the current ESG frameworks provided by WGC (Responsible Gold Mining Principles) and LBMA (Responsible Sourcing Programme), by offering its members a technology and blockchain platform that can promote and help drive integrity, anti-counterfeiting, corporate transparency, accountability and sustainability. 36 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Fashion Sustainability Competence Centre 37

Enabling Fashion Brands to Meet Carbon Neutrality & ESG Targets SMX officially opened a Fashion Sustainability Competence Centre to provide fashion brands more transparent, cost-effective and efficient access to SMX’s ‘plug & play’ proprietary technology that has been designed for use within the fast, high volume and low-price fashion industry. • SMX’s innovative technology and digital twin blockchain platform 3.0 that can enable participating fashion brands to recycle their own merchandise (clothes, shoes, accessories including sunglasses) back into higher quality materials and merchandise, is ready for commercial scale operations. SMX can work with fashion brands by building and adapting the technology to their production facilities. • SMX Blockchain provides a more transparent, cost efficient and tangible platform for upstream and downstream value chain players to co-ordinate, share data and evolve production methods from a linear model (take-make- dispose) to a circular model (take- reuse/make – recycle). • SMX’s Equilibrium Circular Economy business model can reduce the amount of raw materials required and amount of waste whilst meeting the financial goals and ESG demands of the market and consumers, which is vital to future-proof the fashion industry. • It is envisioned that the SMX technology can allow US, UK and EU companies to comply with new regulations on carbon emission and sustainability including the EU Green Deal. • SMX’s technology is applicable across a range of materials including wool, organic cotton, organic silk, leather, EVA, TPU, ABS, PET, Vegan Leather, Polyester and its applications encompasses shoes, trainers, leather goods, clothes, sunglasses and accessories. 38 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

The Fashion Equilibrium Circular Economy • Enabling Conscious Fashion • Enabling Circular Economy Production Values 39 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

SMX Tech Application Electronics Governmental Cyber Authorities & Agencies 40

Circular Electronics Partnership (CEP) The World Business Council for Sustainable Development (WBCSD) and SMX launched a pilot project for Circular Electronic Manufacturing Overview • Invited by the WBCSD, SMX joined the first private sector alliance of top electronic brands and its founding partners of the Circular Electronics Partnership (CEP). • The members of the CEP include Dell Technologies, Microsoft, Cisco, Google, Vodafone, Lanxess, Sims Lifecycle Services, Glencore, KPMG International and Closing the Loop, among others. • The Circular Electronic Manufacturing pilot project can play a tangible and practical role in CEP’s roadmap for the electronic brands and manufacturers to transition more successfully to a circular economy. The primary objective of the pilot project is to demonstrate how SMX’s technology can mark, track & trace EEE (Electronic & Electrical Equipment) along the supply chain, can enable circularity over materials and reduce the use of raw materials. Anticipated Benefits ✓ Claiming additional carbon credit and preparing for ✓ Transforming from liner to circular economy plastic credit ✓ Reclaim waste by brand / application ✓ Compliance with future ESG regulations ✓ Maximizing branded materials’ specs by ✓ To be able to detect in real time and in a non-intrusive moving to multiply cycle use of material manner if any substitution or loss has occurred. 41 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

Traceability via Blockchain Blockchain Verify 1 – Linking product digital Verify 3 – At Verify 4 – At Verify 2 – At barcode to PCB the warehouse the OEM the customer and its components 42 Proprietary to Security Matters, and protected under Federal US, AU and EU IP laws and regulations, as are any results (physical or intellectual property) of any work done.

T. +972 8 630 6336 (ISR) E. info@securitymattersltd.com 43 43